Exhibit 99

J. P. MORGAN CHASE & CO.

and

MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York (“Morgan Guaranty”) was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of JPMorgan Chase & Co. as of the dates and for the periods indicated. This information was obtained from J.P. Morgan Chase & Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Five-Year Summary of Consolidated Financial Highlights

As of or for the Year Ended December 31,

(unaudited)

(in millions, except per share, ratio and headcount data)	2013	2012	2011	2010	2009
Selected income statement data
Total net revenue	$96,606	$97,031	$97,234	$102,694	$100,434
Total noninterest expense	70,467	64,729	62,911	61,196	52,352
Pre-provision profit	26,139	32,302	34,323	41,498	48,082
Provision for credit losses	225	3,385	7,574	16,639	32,015
Income before income tax expense and extraordinary gain	25,914	28,917	26,749	24,859	16,067
Income tax expense	7,991	7,633	7,773	7,489	4,415
Income before extraordinary gain	17,923	21,284	18,976	17,370	11,652
Extraordinary gain	—	—	—	—	76
Net income	$17,923	$21,284	$18,976	$17,370	$11,728
Per common share data
Basic earnings
Income before extraordinary gain	$4.39	$5.22	$4.50	$3.98	$2.25
Net income	4.39	5.22	4.50	3.98	2.27
Diluted earnings
Income before extraordinary gain	$4.35	$5.20	$4.48	$3.96	$2.24
Net income	4.35	5.20	4.48	3.96	2.26
Cash dividends declared per share	1.44	1.20	1.00	0.20	0.20
Book value per share	53.25	51.27	46.59	43.04	39.88
Tangible book value per share (“TBVS”)(a)	40.81	38.75	33.69	30.18	27.09
Common shares outstanding
Average: Basic	3,782.4	3,809.4	3,900.4	3,956.3	3,862.8
Diluted	3,814.9	3,822.2	3,920.3	3,976.9	3,879.7
Common shares at period-end	3,756.1	3,804.0	3,772.7	3,910.3	3,942.0
Share price(b)
High	$58.55	$46.49	$48.36	$48.20	$47.47
Low	44.20	30.83	27.85	35.16	14.96
Close	58.48	43.97	33.25	42.42	41.67

(in millions, except per share, ratio and headcount data)	2013	2012	2011	2010	2009
Market capitalization	219,657	167,260	125,442	165,875	164,261
Selected ratios
Return on common equity (“ROE”)
Income before extraordinary gain	9%	11%	11%	10%	6%
Net income	9	11	11	10	6
Return on tangible common equity (“ROTCE”)(a)
Income before extraordinary gain	11	15	15	15	10
Net income	11	15	15	15	10
Return on assets (“ROA”)
Income before extraordinary gain	0.75	0.94	0.86	0.85	0.58
Net income	0.75	0.94	0.86	0.85	0.58
Return on risk-weighted assets(c)(d)
Income before extraordinary gain	1.28	1.65	1.58	1.50	0.95
Net income	1.28	1.65	1.58	1.50	0.95
Overhead ratio	73	67	65	60	52
Loans-to-deposits ratio	57	61	64	74	68
High Quality Liquid Assets (“HQLA“) (in billions)(e)	$522	$341	NA	NA	NA
Tier 1 capital ratio (d)	11.9%	12.6%	12.3%	12.1%	11.1%
Total capital ratio(d)	14.4	15.3	15.4	15.5	14.8
Tier 1 leverage ratio	7.1	7.1	6.8	7.0	6.9
Tier 1 common capital ratio(d)(f)	10.7	11.0	10.1	9.8	8.8
Selected balance sheet data (period-end)
Trading assets	$374,664	$450,028	$443,963	$489,892	$411,128
Securities(g)	354,003	371,152	364,793	316,336	360,390
Loans	738,418	733,796	723,720	692,927	633,458
Total assets	2,415,689	2,359,141	2,265,792	2,117,605	2,031,989
Deposits	1,287,765	1,193,593	1,127,806	930,369	938,367
Long-term debt(h)	267,889	249,024	256,775	270,653	289,165
Common stockholders’ equity	200,020	195,011	175,773	168,306	157,213
Total stockholders’ equity	211,178	204,069	183,573	176,106	165,365
Headcount(i)	251,196	258,753	259,940	239,515	221,200
Credit quality metrics
Allowance for credit losses	$16,969	$22,604	$28,282	$32,983	$32,541
Allowance for loan losses to total retained loans	2.25%	3.02%	3.84%	4.71%	5.04%
Allowance for loan losses to retained loans excluding purchased credit-impaired loans(j)	1.80	2.43	3.35	4.46	5.51
Nonperforming assets	$9,706	$11,906	$11,315	$16,682	$19,948
Net charge-offs	5,802	9,063	12,237	23,673	22,965
Net charge-off rate	0.81%	1.26%	1.78%	3.39%	3.42%

(a)	TBVS and ROTCE are non-GAAP financial measures. TBVS represents the Firm’s tangible common equity divided by period-end common shares. ROTCE measures the Firm’s annualized earnings as a percentage of tangible common equity. For further discussion of these measures, see Explanation and Reconciliation of the Firm’s Use of Non-GAAP Financial Measures on pages 82–83 of this Annual Report.

(b)	Share prices shown for JPMorgan Chase’s common stock are from the New York Stock Exchange. JPMorgan Chase’s common stock is also listed and traded on the London Stock Exchange and the Tokyo Stock Exchange.

(c)	Return on Basel I risk-weighted assets is the annualized earnings of the Firm divided by its average risk-weighted assets (“RWA”).

(d)	Basel 2.5 rules became effective for the Firm on January 1, 2013. The implementation of these rules in the first quarter of 2013 resulted in an increase of approximately $150 billion in RWA compared with the Basel I rules. The implementation of these rules also resulted in decreases of the Firm’s Tier 1 capital, Total capital and Tier 1 common capital ratios by 140 basis points, 160 basis points and 120 basis points, respectively, at March 31, 2013. For further discussion of Basel 2.5, see Regulatory capital on pages 160–167 of this Annual Report.

(e)	The Firm began estimating its total HQLA as of December 31, 2012, based on its current understanding of the Basel III LCR rules. For further discussion about HQLA, including its components, see Liquidity Risk on page 172 of this Annual Report.

(f)	Basel I Tier 1 common capital ratio (“Tier 1 common ratio”) is Tier 1 common capital (“Tier 1 common”) divided by RWA. The Firm uses Tier 1 common capital along with the other capital measures to assess and monitor its capital position. For further discussion of the Tier 1 common capital ratio, see Regulatory capital on pages 161–165 of this Annual Report.

(g)	Included held-to-maturity balances of $24.0 billion at December 31, 2013. Held-to-maturity balances for the other periods were not material.

(h)	Included unsecured long-term debt of $199.4 billion, $200.6 billion, $231.3 billion, $238.2 billion and $258.1 billion, respectively, as of December 31, of each year presented.

(i)	Effective January 1, 2013, interns are excluded from the firmwide and business segment headcount metrics. Prior periods were revised to conform with this presentation.

(j)	Excludes the impact of residential real estate purchased credit-impaired (“PCI”) loans. For further discussion, see Allowance for credit losses on pages 139–141 of this Annual Report.

Source: JPMorgan Chase & Co./2013 Annual Report